[CRAWFORD INVESTMENT COUNSEL, INC. LETTERHEAD]

Letter Agreement

To:	Unified Series Trust

2960 N. Meridian St., Suite 300

Indianapolis, IN 46208

Dear Ladies and Gentlemen:

You have engaged us to act as the sole investment adviser to the Crawford Dividend Growth Fund (the “Fund”), a series of the Unified Series Trust, an Ohio business trust (the “Trust”), pursuant to the Management Agreement initially approved by the Board of Trustees (the “Agreement”).

Effective May 1, 2014, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses, excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any 12b-1 fees (Class C shares only); taxes; any indirect expenses, such as fees and expenses incurred by other investment companies in which the Fund may invest; and extraordinary litigation expenses; at 0.98% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of April 30, 2015, or such date as the Fund is liquidated or terminated in accordance with the provisions of the Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 0.98% expense limitation.

Very truly yours,

CRAWFORD INVESTMENT COUNSEL, INC.

By:	/s/ David Crawford
David Crawford, President

Acceptance
The foregoing is hereby accepted.

UNIFIED SERIES TRUST

By:	/s/ John C. Swhear
John C. Swhear, Interim President